Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
NINE MONTHS ENDED
SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company:

1ST Franklin Financial Corporation and its consolidated subsidiaries (the “Company” or “we”) is engaged in the consumer finance business, particularly in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage loans on real estate to homeowners.  As of September 30, 2005, the business was operated through a network of 218 branch offices located in Alabama, Georgia, Louisiana, Mississippi and South Carolina.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Overview:

Total assets of the Company amounted to $314.6 million at September 30, 2005 compared to $312.4 million at December 31, 2004, representing a 1% increase.   The main area of growth was in our investment securities portfolio managed by our insurance subsidiaries.

Gross revenues were $25.6 million during the three-month period ended September 30, 2005 as compared to $24.9 million for the same three-month period in 2004.  During the nine-month comparable periods of 2005 and 2004, gross revenues were $75.7 million and $73.0 million, respectively.  Although revenues increased in 2005, higher operating costs caused net income to decline $.6 million (30%) during the same comparable three-month periods and $.4 million (6%) for the comparable nine-month periods.

Some of our branch locations in the southern areas of Louisiana and Mississippi were impacted by hurricanes Katrina and Rita during the quarter just ended. The hurricanes were devastating, leaving areas destroyed and many people homeless.  Our hearts and prayers go to those who lost loved ones and/or their homes and possessions.  We are thankful that none of our employees were injured; however, some did lose their homes.  Twenty-eight of our branch locations were affected in some way.  Immediately after the storms, power was out and communications with these branch locations were sporadic.  Most were back in operation within a week of each storm, with the exception of one branch, which sustained severe damage.  It is currently sharing a location with another branch.  Many of our customers in the storm areas were severely impacted.  We have been and/or continue to attempt to contact customers to assess their situations and to offer assistance with respect to their obligations due to the Company.  In certain instances, we are extending payment dates, waiving delinquent charges, or otherwise modifying our loan agreements to help our affected customers.  However, we do not believe that these concessions will result in a material loss of revenue or earnings for the Company.  Many opted for credit insurance on their loans and we are assisting them with filing insurance claims for their losses.  See our analysis of insurance income later in this discussion for further comments on the hurricanes’ affect on our operations.  The Company does not expect losses as a result of borrower financial difficulties to have a material impact on our loan loss provision.

Five new branch offices were opened by us during the current year.  In addition, we completed an acquisition of a finance company with one branch office, bringing the total number of our new offices in 2005 to six.

The following portions of Management’s Discussion and Analysis of Financial Condition and Results of Operations focus in more detail on the Company’s balance sheet and results of operations for the three and nine months ended September 30, 2005 and 2004.  Information about the Company’s liquidity, funding sources, critical accounting policies and other matters is also discussed.

Financial Condition:

The aforementioned increase in total assets was mainly attributable to an increase in the Company’s cash and investment securities portfolios. An increase in miscellaneous other assets also contributed to the increase.

Cash and cash equivalents increased $.4 million (3%) to $17.9 million at September 30, 2005 as compared to December 31, 2004.  An increase in loan payments in our branch offices and surplus funds generated by our property and casualty insurance subsidiary were the main reasons for the increase.

Increased investing of surplus funds by our life insurance subsidiary was the primary reason for the $6.6 million (10%) increase in our investment portfolio at September 30, 2005 as compared to the prior year-end.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (67% as of September 30, 2005 and 59% as of December 31, 2004) with any unrealized gain or loss accounted for in the equity section of the Company’s balance sheet, net of deferred income taxes for those investments held by the Company's insurance subsidiaries.  The remainder of the investment portfolio represents securities carried at amortized cost and designated “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

An increase in prepaid income taxes by our insurance subsidiaries was the main factor for the $.6 million (5%) increase in miscellaneous other assets.  Higher prepaid expenses also contributed to this increase.

The Company’s loan portfolio (net of unearned finance charges, unearned insurance and allowance for loan losses) was $213.6 million at September 30, 2005 as compared to $218.9 million at December 31, 2004.  Historically, our loan originations are slowest during the first quarter of each year and loan payments typically exceed funds disbursed on new loans in this period.  Continued increases in loan originations during the third quarter have offset a portion of the decline in the loan portfolio which occurred in the first quarter.  Based on previous experience, we believe loan originations during the remaining quarter of this year will result in our loan portfolio reaching approximately the same level of loans outstanding at December 31, 2004.

Results of Operations:

Higher loan losses, interest costs and personnel expenses were the major factors causing the aforementioned declines in our net income for the three- and nine-month periods ended September 30, 2005 as compared to the same comparable periods a year ago.   The impact of the recent hurricanes described herein also contributed to the decline.

Net Interest Margin

A key component in the Company’s operating results is its net interest margin.  Net interest margin represents the spread between earnings on loans and investments and interest paid on the Company’s senior and subordinated debt.  Changes in our interest margin are influenced by factors such as the level of average net receivables outstanding and the interest income associated therewith, capitalized loan origination costs, and borrowing costs.  Net interest income increased $.6 million (4%) during the three-month period ended September 30, 2005 as compared to the quarter ended September 30, 2004.  During the nine-month period just ended, net interest income increased $2.5 million (6%) as compared to the same nine-month period a year ago.

Our growth in the net interest margin was primarily due to increases in finance charge income earned on our loan portfolio.  Although our net receivables outstanding at September 30, 2005 were below the prior year-end levels, the overall average was higher due to the volume of loans generated in the fourth quarter of 2004.  Average net receivables were $243.0 million during the nine-month period ended September 30, 2005 as compared to $237.2 million during the nine-month period ended September 30, 2004.  The higher level of average net receivables generated an additional $.8 million (4%) and $3.0 million (6%) in interest income during the three- and nine-month periods just ended as compared to the same comparable periods a year ago.

The average outstanding amount of our senior and subordinated indebtedness was $205.3 million during the nine-month period just ended, as compared to $197.8 during the same period a year ago; however, the lower interest rate environment has minimized the impact on our interest expense.  During the three- and nine-month periods ended September 30, 2005, interest expense increased $.2 million (11%) and $.5 million (9%) as compared to the same periods a year ago, respectively.  The weighted average borrowing cost on the Company’s debt securities was 3.64% during the nine-month period just ended as compared to 3.51% during the same period in 2004.

Although market interest rates were at historical lows over the past few years, rates are trending up.  The Federal Reserve Board has raised interest rates nine times between September 1, 2004 and September 30, 2005.  The Company continually monitors the rates it pays on its senior and subordinated debt in order to remain competitive.  As a result, we have increased rates we pay on some of our debt securities during the current year. Any increases may negatively impact our net interest margin; however, we do not expect further increases to have a material impact on our interest margin for the remainder of the year.

Insurance Income

Our net insurance income declined $.5 million (9%) and $.7 million (4%) during the three-and nine-month periods ended September 30, 2005 from the comparable periods in 2004.  As previously mentioned, hurricanes Katrina and Rita impacted some of our operations in Louisiana and Mississippi.  The decline in net insurance income during the 2005 comparable periods was mainly due to higher claim reserves based on losses projected by the Company’s property and casualty subsidiary as a result of the storms.  As of September 30, 2005, this insurance subsidiary had set aside $.5 million for storm related claims, whereas no similar losses were recognized in the 2004 comparable period.

Provision for Loan Losses

Higher credit losses during the current year were the primary cause of the $1.0 million (23%) and $1.8 million (16%) increases in the Company’s provision for loan losses during the three- and nine-month periods just ended as compared to the same comparable periods a year ago.  The Company experienced a $.9 million (23%) increase in net charge offs during the three- month period just ended compared to the same period in 2004.  During the nine-month comparable periods, net charge offs increased $1.6 million (16%).

Also contributing to the current year increases in the provision for loan losses were adjustments to the allowance for loan losses which we believe are sufficient to cover credit losses inherent in the outstanding loan portfolio at the balance sheet date.

Our projections indicate loan losses may continue to increase during the remainder of the year.  These projections are based on an upward trend in delinquent accounts and a significant number of bankruptcy filings by the Company’s customers.  The Company experienced a surge in bankruptcy filings up to and during October 2005 as a result of new federal bankruptcy laws which became effective October 17, 2005.  The increase in filings in the month of October 2005 was approximately double previous monthly levels.

We continually monitor the credit-worthiness of our loan portfolio.  Additions will be made to the allowance for loan losses as probable losses are recognized in the current portfolio.

Other Operating Expenses

Other operating expenses include personnel expense, occupancy expense and miscellaneous other operating expenses.  The categories experiencing material variances during the current year as compared to the prior year were personnel expense and other miscellaneous expenses.

Personnel expense increased $1.5 million (6%) during the nine-month period just ended as compared to the same nine-month period in 2004.  During the three-month comparable periods, personnel expense increased $.4 million, or 5%.  Higher salary expense during the current year, due to merit increases and additional employees required to staff the new branch offices, was a significant factor resulting in the increase in personnel expense.  Other factors contributing to the increase were higher medical claims incurred by the Company’s employee health insurance plan and lower bonus accruals during 2004.  The implementation of a drug awareness program effective July 1st also contributed to the increase in personnel expense during the nine month period just ended.

Miscellaneous other operating expenses declined $.7 million (15%) and $1.3 million (10%) during the three- and nine-month periods ended September 30, 2005 as compared to the same periods in 2004.  Non-recurring costs incurred in 2004 but not in 2005 related to the conversion to the Company’s new computer system was the primary factor responsible for the decline in other miscellaneous operating expenses.  During July 2005 the Company sold a building and land it had previously been leasing to Liberty Bank & Trust.  The sale generated a one-time gain which also contributed to the reduction in other miscellaneous expenses. Offsetting some of the decrease in other expenses were increases in legal and audit expenses and costs associated with compliance work done associated with a project to ensure compliance with certain provisions of the Sarbanes-Oxley Act.

Income Taxes:

Effective income tax rates were 24% for the nine-month periods ended September 30, 2005 and 2004, and 31% and 26% during the three-month periods then ended, respectively.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries. The higher rate during the quarter just ended was due to higher losses incurred by the S Corporation being passed to the shareholders for tax reporting, whereas income earned by the insurance subsidiaries was taxed at the corporate level.  The tax rates for the other periods are below statutory rates due to certain benefits provided by law to life insurance companies, which reduced the effective tax rate of the Company’s life insurance subsidiary and investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Quantitative and Qualitative Disclosures About Market Risk:

As previously discussed, the lower interest rate environment has enabled the Company to minimize increases in interest costs during the current year.  Although rates are trending up, we do not currently expect rates to increase to a level which would cause a significant impact on our operating performance for the remainder of the current year.  There has been no change during the current year that is expected to have a material impact on our exposure to changes in market conditions.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2004 for a detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of September 30, 2005 and December 31, 2004, the Company had $17.9 million and $17.4 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.  Until July 20, 2005, beneficial owners of the Company were also beneficial owners of Liberty Bank & Trust. Effective July 20, 2005, Liberty Bank & Trust merged with Habersham Bank and the Company’s beneficial owners no longer maintain an ownership interest in Liberty Bank & Trust or Habersham Bank.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of September 30, 2005 and December 31, 2004, respectively, 93% and 95% of the Company’s cash and cash equivalents and investment securities were maintained in its insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholder’s surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2004, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had policyholders’ surplus of $30.9 million and $30.1 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2005 without prior approval of the Georgia Insurance Commissioner is approximately $7.4 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of short and long term debt securities, including commercial paper.  Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to the securities sales and issuances, the Company has an external source of funds through the use of a credit agreement. The agreement provides for available unsecured borrowings of $30.0 million and was scheduled to expire on September 25, 2005 on its own terms, but was renewed for a one year term expiring September 25, 2006.  Available borrowings under the agreement were $30.0 million and $19.6 million at September 30, 2005 and December 31, 2004, respectively.

The Company was subject to the following contractual obligations and commitments at September 30, 2005:
	10/1/05 thru 12/31/05	2006	2007	2008	2009	2010 & Beyond	Total

Credit Line *	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Bank Commitment Fee *	.-	.1	-	-	-	-	.1
Senior Notes *	64.3	-	-	-	-	-	64.3
Commercial Paper *	54.7	54.0	-	-	-	-	108.7
Subordinated Debt *	1.7	6.6	10.0	15.2	13.2	-	46.7
Operating Leases	1.1	3.7	3.1	2.5	.9	.2	11.5
Capitalized Leases (Equipment)	.-	.3	.3	.3	-	-	.9
Software Service Contract **	.6	2.1	2.1	2.1	2.1	12.0	21.0
Data Communication Lines Contract **	.4	1.9	1.9	1.0	-	-	5.2
Total	$ 122.8	$ 68.7	$ 17.4	$ 21.1	$ 16.2	$ 12.2	$ 258.4

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Other:

The Company has undertaken a project to ensure it is in compliance with certain requirements of the Sarbanes-Oxley Act of 2002, which is scheduled to be completed prior to the end of the Company’s fiscal year ending December 31, 2007.  The Sarbanes-Oxley Act sets out requirements with respect to, among other things, corporate governance and financial accounting disclosures.  Management projects this will be a major undertaking for the Company.  A project team has been created and assigned the task of preparing the Company for compliance with these provisions of the Sarbanes-Oxley Act.  Additional resources are expected to be added as needed, which may involve substantial additional costs and which could materially affect the Company’s results of operations.  Management is projecting the 2005 effort to comply with these provisions of the Sarbanes-Oxley Act to be approximately $.5 million.  As of September 30, 2005, the Company has incurred $.2 million on the project.

Critical Accounting Policies:

The accounting and reporting policies of the Company and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserve.

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78's method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which are not precomputed, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on acceptable actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Forward Looking Statements:

Certain information in the previous discussion and other statements contained in this Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause future results to differ from expectations include, but are not limited to, adverse general economic conditions including the interest rate environment, unexpected reductions in our loan portfolio, reduced sales of our securities, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in our legal proceedings and other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
	2005	2004
	(Unaudited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 17,851,078	$ 17,413,289

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	224,815,053 24,176,841 29,866,246 278,858,140 31,885,649 16,977,735 16,410,085 213,584,671	229,043,613 26,989,611 30,510,881 286,544,105 34,343,193 18,022,788 15,285,085 218,893,039

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	46,910,847 23,294,215 70,205,062	37,309,738 26,334,592 63,644,330

OTHER ASSETS	12,999,007	12,415,416

TOTAL ASSETS	$314,639,818	$ 312,366,074

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 169,811,284	$ 168,667,752
OTHER LIABILITIES	14,723,679	15,286,107
SUBORDINATED DEBT	38,425,727	41,310,529
Total Liabilities	222,960,690	225,264,388

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--

Common Stock

Voting Shares; $100 par value; 2,000 shares

authorized; 1,700 shares outstanding

Non-Voting Shares; no par value; 198,000 shares

authorized; 168,300 shares outstanding as of

September 30, 2005 and December 31, 2004

	170,000 --	170,000 --
Accumulated Other Comprehensive Income	365,196	826,392
Retained Earnings	91,143,932	86,105,294
Total Stockholders' Equity	91,679,128	87,101,686

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$314,639,818	$ 312,366,074

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2005	2004	2005	2004

INTEREST INCOME	$18,146,914	$ 17,370,717	$53,977,753	$50,977,067
INTEREST EXPENSE	2,008,189	1,802,412	5,748,179	5,288,374
NET INTEREST INCOME	16,138,725	15,568,305	48,229,574	45,688,693

Provision for Loan Losses	5,091,750	4,135,404	12,976,857	11,156,300

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,046,975	11,432,901	35,252,717	34,532,393

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	7,210,067 2,083,329 5,126,738	7,282,949 1,633,246 5,649,703	21,143,003 4,985,186 16,157,817	21,425,108 4,579,678 16,845,430

OTHER REVENUE	191,539	203,410	614,610	581,696

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	8,784,176 2,221,764 3,704,911 14,710,851	8,366,836 2,171,838 4,382,730 14,921,404	27,539,488 6,411,545 11,435,301 45,386,334	25,992,060 6,146,340 12,733,584 44,871,984

INCOME BEFORE INCOME TAXES	1,654,401	2,364,610	6,638,810	7,087,535

Provision for Income Taxes	512,669	615,928	1,600,172	1,684,619

NET INCOME	1,141,732	1,748,682	5,038,638	5,402,916

RETAINED EARNINGS, Beginning of Period	90,002,200	85,507,210	86,105,294	82,622,954
Distributions on Common Stock	--	--	--	769,978
RETAINED EARNINGS, End of Period	$91,143,932	$87,255,892	$ 91,143,932	$ 87,255,892

BASIC EARNINGS PER SHARE: 170,000 Shares outstanding for all periods (1,700 voting, 168,300 non-voting)	$6.72	$10.29	$29.64	$31.78

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,
	(Unaudited)
	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 5,038,638	$ 5,402,916

Adjustments to reconcile net income to net cash

Provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Deferred Income Taxes

Other, net

(Increase) Decrease in Miscellaneous Assets

Decrease in Other Liabilities

Net Cash Provided

	12,976,857 1,373,231 (88,737) (278,999) (833,770) (280,599) 17,906,621	11,156,300 1,311,555 61,474 100,138 804,124 (1,181,933) 17,654,574

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased Loan payments Purchases of marketable debt securities Principal payments on securities Redemptions of marketable debt securities Fixed asset additions, net Net Cash Used	(136,078,693) 128,410,204 (13,290,075) -- 6,020,250 (789,248) (15,727,562)	(141,489,175) 124,745,735 (14,227,513) 241,589 9,511,250 (2,076,193) (23,294,307)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in Senior Debt Subordinated debt issued Subordinated debt redeemed Distributions paid Net Cash (Used) Provided	1,143,532 3,651,406 (6,536,208) -- (1,741,270)	6,956,562 4,862,222 (5,376,644) (769,978) 5,672,162

NET INCREASE IN CASH AND CASH EQUIVALENTS	437,789	32,429

CASH AND CASH EQUIVALENTS, beginning	17,413,289	16,911,082

CASH AND CASH EQUIVALENTS, ending	$ 17,851,078	$ 16,943,511

Cash paid during the period for: Interest Income Taxes	$ 5,719,795 2,061,625	$ 5,303,300 1,849,300

See Notes to Consolidated Financial Statements

-NOTES-

Note 1 – Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2004 and for the year then ended included in the Company's December 31, 2004 Annual Report.

In the opinion of Management of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 2005 and December 31, 2004, the results of its operations for the three and nine months ended September 30, 2005 and 2004, and its cash flows for the nine months ended September 30, 2005 and 2004.  While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Note 2 – Allowance for Loan Losses
An analysis of the allowance for loan losses for the nine-month periods ended September 30, 2005 and 2004 is shown in the following table:
	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 15,285,085 12,976,857 (15,112,956) 3,261,099 $ 16,410,085	$ 13,515,085 11,156,300 (13,543,815) 3,287,515 $ 14,415,085

Note 3 – Investment Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	As of September 30, 2005		As of December 31, 2004
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 11,089,142 35,083,667 381,836 $ 46,554,645	$ 10,970,456 35,101,942 838,449 $ 46,910,847	$ 8,917,740 27,026,816 383,861 $ 36,328,417	$ 8,959,454 27,581,505 768,779 $ 37,309,738

	As of September 30, 2005		As of December 31, 2004
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 5,469,584 17,323,626 501,005 $ 23,294,215	$ 5,379,509 17,515,965 503,992 $ 23,399,466	$ 5,470,846 19,861,496 1,002,250 $ 26,334,592	$ 5,472,505 20,358,214 1,018,854 $ 26,849,573

Gross unrealized losses totaled $615,548 and $187,192 at September 30, 2005 and December 31, 2004, respectively.  The following table is an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of September 30, 2005:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 7,212,002	$ 94,780	$ 1,740,468	$ 53,542	$ 8,952,470	$ 148,322
Obligations of states and political subdivisions	18,077,843	212,060	3,138,198	80,233	21,216,041	292,293
Total	25,289,845	306,840	4,878,666	133,775	30,168,511	440,615

Held to Maturity
U.S. Treasury securities and obligations of U.S. government corporations and agencies	2,382,903	28,770	2,268,387	77,087	4,651,290	105,857
Obligations of states and political subdivisions	2,914,612	23,737	1,634,875	45,339	4,549,487	69,076
Total	5,297,512	52,507	3,903,262	122,426	9,200,777	174,933

Overall Total	$ 30,587,360	$ 359,347	$ 8,781,928	$ 256,201	$ 39,369,288	$ 615,548

The unrealized losses on the Company’s investments listed in the above table were the result of interest rate increases.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value and after considering the severity and duration of the impairments, the Company does not consider the impairment these investments to be other-than-temporary at September 30, 2005.

Note 4 – Commitments and contingencies

As of September 30, 2005 there were five legal proceedings pending against the Company in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements. The plaintiffs seek statutory, compensatory and punitive damages.  The cases have been removed to Federal District Court, and action is being taken to compel arbitration. In two of the cases, the Company has been dismissed from the actions and motions to compel arbitration have been granted.  Management believes that it is too early to assess the Company's potential liability in connection with the five suits.  The Company is diligently contesting and defending these cases.

A legal proceeding is pending against the Company in the state of Georgia alleging violation of usury statutes.  The Company is diligently contesting and defending this case.  Management believes that it is too early to assess the Company's potential liability in connection with this suit.

From time to time the Company is involved in various other claims and lawsuits incidental to its business.  In the opinion of Management, the ultimate resolution of any such claims or lawsuits is not expected to have a material effect on the Company's financial position, liquidity or results of operations.

Note 5 – Income Taxes

Effective income tax rates were 24% during the nine-month periods ended September 30, 2005 and 2004, and 31% and 26% during the three-month periods then ended, respectively.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies which reduces the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 6 – Other Comprehensive Income

Comprehensive income was $.8 million and $4.6 million for the three- and nine-month periods ended September 30, 2005, respectively, as compared to $2.1 million and $5.3 million for the same periods in 2004.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $.5 and $.3 million in other comprehensive loss for the three- and nine-month periods ended September 30, 2005, respectively. During the same prior year periods, the Company recorded $.2 million and $(.1) million, respectively, in accumulated other comprehensive income (losses).

Note 7 – Line of Credit

The Company has an external source of funds through the use of a credit agreement. The agreement provided for available unsecured borrowings of up to $30.0 million and was scheduled to expire on September 25, 2005 on its own terms, but was renewed for a one year term expiring September 25, 2006.  Available borrowings under the agreement were $30.0 million and $19.6 million at September 30, 2005 and December 31, 2004, respectively.

Note 8 – Related party transactions

Prior to July 20, 2005, beneficial owners of the Company were also beneficial owners of Liberty Bank & Trust. Effective July 20, 2005, Liberty Bank & Trust merged with Habersham Bank and the Company’s beneficial owners no longer maintain an ownership interest in Liberty Bank & Trust or Habersham Bank.

The Company also engages from time to time in other transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” contained  in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2004 for additional information on related party transactions.

Note 9 - Segment Financial Information

The Company has five reportable segments.  Division I through Division V.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I is comprised of offices located in South Carolina.  Offices in North Georgia comprise Division II and Division III is comprised of Central and South Georgia.  Division IV represents our Alabama offices and our offices in Louisiana and Mississippi encompass Division V.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

Effective January 1, 2005, the Company converted its loan and accounting operations to a new computer system.  The new system allows the Company to account for various deferred fees and costs at the segment level and accordingly the Company has changed its definition of segment revenues and profit.  Prior to January 1, 2005, these deferred fees and costs were accounted for at the corporate level.  It is not practical to conform prior year financial data to account for deferred fees and cost at the segment level.

The following table summarizes assets, revenues and profit by business segment.  Reconciliation to consolidated net income is also provided.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
(in Thousands)
Segment Revenues: 3 Months ended 9/30/05 3 Months ended 9/30/04 9 Months ended 9/30/05 9 Months ended 9/30/04	$ 3,347 3,193 9,948 9,389	$ 6,435 7,043 19,572 21,209	$ 6,326 6,863 19,308 20,659	$ 4,062 3,906 11,736 11,624	$ 3,415 3,063 9,718 8,600	$ 23,585 24,068 70,282 71,481
Segment Profit: 3 Months ended 9/30/05 3 Months ended 9/30/04 9 Months ended 9/30/05 9 Months ended 9/30/04	$ 467 484 2,022 1,650	$ 2,098 2,561 6,912 7,659	$ 2,337 2,545 7,180 7,737	$ 1,618 1,231 4,615 4,124	$ 647 209 1,914 1,013	$ 7,167 7,030 22,643 22,183
Segment Assets: 9/30/05 9/30/04	$ 35,213 31,953	$ 65,063 66,377	$ 64,607 65,747	$ 44,963 41,618	$ 33,915 28,586	$ 243,761 234,281

		3 Months Ended 9/30/05 (in 000's)	3 Months Ended 9/30/04 (in 000's)	9 Months Ended 9/30/05 (in 000's)	9 Months Ended 9/30/04 (in 000's)
Reconcilement of Profit: Profit per segments Corporate earnings (losses) not allocated Corporate expenses not allocated Income taxes not allocated Net income		$ 7,167 (120) (5,393) (512) $ 1,142	$ 7,030 (845) (3,820) (616) $ 1,749	$ 22,643 468 (16,472) (1,600) $ 5,039	$ 22,183 (3,077) (12,018) (1,685) $ 5,403

BRANCH OPERATIONS
Jack R. Coker	Senior Vice President
J. Michael Culpepper	Vice President
Kay S. Lovern	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Sonya Acosta	Donald Floyd	Tommy Lennon	Melvin Osley
Bert Brown	Shelia Garrett	Bonnie Letempt	Hilda Phillips
Ronald Byerly	Brian Gray	Mike Lyles	Henrietta Reathford
Debbie Carter	Jack Hobgood	Jimmy Mahaffey	Michelle Rentz
Rick Childress	Bruce Hooper	Judy Mayben	Pat Smith
Bryan Cook	Jerry Hughes	Roy Metzger	Gaines Snow
Jeremy Cranfield	Janice Hyde	Brian McSwain	Les Snyder
Joe Daniel	Judy Landon	Harriet Moss	Marc Thomas
Patricia Dunaway	Jeff Lee	Mike Olive

BRANCH OPERATIONS

ALABAMA
Albertville	Center Point	Fayette	Jasper	Pelham	Sylacauga
Alexander City	Clanton	Florence	Moulton	Prattville	Troy
Andalusia	Cullman	Gadsden	Muscle Shoals	Russellville (2)	Tuscaloosa
Arab	Decatur	Hamilton	Opp	Scottsboro	Wetumpka
Athens	Dothan	Huntsville (2)	Ozark	Selma
Bessemer	Enterprise

GEORGIA
Adel	Canton	Dahlonega	Greensboro	McDonough	Stockbridge
Albany	Carrollton	Dallas	Griffin (2)	Milledgeville	Swainsboro
Alma	Cartersville	Dalton	Hartwell	Monroe	Sylvania
Americus	Cedartown	Dawson	Hawkinsville	Montezuma	Sylvester
Athens (2)	Chatsworth	Douglas (2)	Hazlehurst	Monticello	Thomaston
Bainbridge	Clarkesville	Douglasville	Helena	Moultrie	Thomson
Barnesville	Claxton	East Ellijay	Hinesville (2)	Nashville	Tifton
Baxley	Clayton	Eastman	Hogansville	Newnan	Toccoa
Blairsville	Cleveland	Eatonton	Jackson	Perry	Valdosta (2)
Blakely	Cochran	Elberton	Jasper	Pooler	Vidalia
Blue Ridge	Colquitt	Flowery Branch	Jefferson	Richmond Hill	Villa Rica
Bremen	Commerce	Forsyth	Jesup	Rome	Warner Robins
Brunswick	Conyers	Fort Valley	LaGrange	Royston	Washington
Buford	Cordele	Gainesville	Lavonia	Sandersville	Waycross
Butler	Cornelia	Garden City	Lawrenceville	Savannah	Waynesboro
Cairo	Covington	Georgetown	Madison	Statesboro	Winder
Calhoun	Cumming	Glennville	Manchester

LOUISIANA
Alexandria	DeRidder	Jena	Marksville	New Iberia	Pineville
Crowley	Franklin	Lafayette	Morgan City	Opelousas	Prairieville
Denham Springs	Houma	Leesville	Natchitoches

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Batesville	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Bay St. Louis	Forest	Hernando	Magee	Oxford	Starkville
Booneville	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia	Hattiesburg	Jackson	New Albany	Ripley

SOUTH CAROLINA
Aiken	Chester	Florence	Laurens	North Charleston	Spartanburg
Anderson	Clemson	Gaffney	Lexington	North Greenville	Summerville
Barnwell	Columbia	Greenville	Lugoff	Orangeburg	Sumter
Boiling Springs	Conway	Greenwood	Marion	Rock Hill	Union
Cayce	Dillon	Greer	Newberry	Seneca	York
Charleston	Easley	Lancaster	North Augusta	Simpsonville

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Owner Scarborough Men & Boys Clothes Store

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Jack D. Stovall President, Stovall Building Supplies, Inc.

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Dr. Robert E. Thompson Physician, Toccoa Clinic

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

A. Jarrell Coffee Executive Vice President and Chief Operating Officer

Phoebe P. Martin Executive Vice President - Human Resources

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303